Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

January 22, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 22, 2026, The Nasdaq Stock Market (the "Exchange") received from Archimedes Tech SPAC Partners III Co. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Ordinary Share and one-fourth of one redeemable Warrant

Ordinary Shares, par value of $0.0001 per share

Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,